Form 12b-25
            U.S. Securities and Exchange Commission
                  Washington, D.C. 20549


                       Form 12b-25
                  NOTIFICATION OF LATE FILING

 ( )Form 10-K ( )Form 20-F ( )Form 11-K ( )Form 10-Q (X)Form N-SAR
              For period ended 12-31-95

              ( )Transition Report on Form 10-K
              ( )Transition Report on Form 20-F
              ( )Transition Report on Form 11-K
              ( )Transition Report on Form 10-Q
              ( )Transition Report on Form N-SAR
               For the Transition Period ended________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

           If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____________________________________


Part I Registration Information

      Full Name of Registrant: Mutual Selection Fund, Inc.
                               File 811-2300
      Former Name If Applicable:__________________________
      Address of Principal Executive Office (Street & Number):
              26l0 Park Avenue
              Muscatine, IA 5276l

Part II Rules 12b-25(b) and (c)

	If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transistion report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
        and

( ) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III Narative
         State below in reasonable detail the reasons why
         Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could could not be filed within the prescribed time period.

            This is our first electronic filing.  N-Sar software
         2.0 not compatible with EDGARlink 4.40. We have ordered updated N-SAR software.

Part IV Other Information

        (1) Name and telephone number of person to contact in regard to this notification:

                   Jane A. Miller 3l9 264-8000, ext. 372

        (2) Have all other periodic reports required under
            Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                     (X) Yes    ( ) No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                      ( ) Yes    (X) No

            If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


            MUTUAL SELECTION FUND, INC.
              (Name of Registrant as specified in charter)

            has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

            Date 2-29-96          By David M. Stanley
                                     President